Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Liberty Media Corporation:

We consent to the incorporation by reference in the registration statement on Form S‑8 regarding the Liberty Media 401(k) Savings Plan of our report, which appears on Form 11‑K, dated June 9, 2011, with respect to the statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for participant benefits for the years then ended and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010.
/s/ KPMG LLP
KPMG LLP
Denver, Colorado
December 5, 2011